

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

> **Re: Sesa Sterlite Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed August 15, 2014**
> **Response Dated March 25, 2015**
> **File No. 001-33175**

Dear Mr. Mehta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2014

Our Business
Basis of Presentation of ore reserves page 66

1. Please be advised that a final feasibility study should be completed prior to the disclosure of a mineral reserve in a filing with the United Stated Securities and Exchange Commission. To help us better understand your Bomi project, please explain the following:

- Status of all permitting;

- Percent completion of final design work;

- Level of accuracy given to the cash flow modeling.

Based on your response we may have additional comment.

You may you may contact John Coleman at (202) 551-3610 with questions regarding the engineering comments. Please contact me with any other questions at (202) 551-3795.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director